Exhibit 99.16

Imperial Tobacco Group PLC is pleased to announce that it expects to release its preliminary results for the financial year ending 30 September 2006 on Tuesday 31 October 2006. The final dividend will be paid on 16 February 2007 to shareholders on the register at 19 January 2007.

Christopher Deft

Assistant Company Secretary

Copies of our announcements are available on our website: www.imperial-tobacco.com